UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549

FORM 12b-25	OMB Number 3235-0058
Expires: March 31, 2006
NOTIFICATION OF LATE FILING	Estimated average burden
hours per response .. 2.50

SEC FILE NUMBER

1-11008

CUSIP NUMBER

(Check One):     ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:	March 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CATALINA MARKETING CORPORATION

Full Name of Registrant

Former Name if Applicable

200 Carillon Parkway

Address of Principal Executive Office (Street and Number)

St. Petersburg, Florida 33716

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

SEC 1344 (07-03)	Catalina Marketing Corporation (the “Registrant”) is unable to file its Annual Report on Form 10-K for the year ended March 31, 2004 in a timely manner because it has not yet completed its annual financial statements. The Registrant filed its Annual Report on Form 10-K for the year ended March 31, 2003 on May 17, 2004, and has, subsequent to that date, been engaged in the preparation of its financial statements and related disclosures for the year ended March 31, 2004. However, the time available between the filing of the Annual Report on Form 10-K for the year ended March 31, 2003 on May 17, 2004 and the due date of June 14, 2004 for the Annual Report on Form 10-K for the year ended March 31, 2004, is insufficient for both the completion of the financial statements for the year ended March 31, 2004 and the audit of those financial statements by the Registrant’s independent registered certified public accounting firm.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher W. Wolf	(727)	579-5218

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

     The Registrant’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2003, September 30, 2003, and December 31, 2003 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CATALINA MARKETING CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 14, 2004	By	/s/ CHRISTOPHER W. WOLF
Name: Christopher W. Wolf
Title: Executive Vice President and Chief Financial Officer